ENDORSEMENT

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ASSET REBALANCING OPTION PROVISIONS
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This  endorsement  is attached to and made part of the  Contract as of its issue date or, if later, the date shown below.

Prior to the Annuity Payout Date, the Company offers an Automatic Exchange option, known as the Asset Rebalancing option. Under this option, the Owner may authorize the Company to Exchange Contract Value among the Accounts each quarter to maintain a percentage allocation among the Accounts specified by the Owner.

To elect the option, the Owner's Contract Value must be at least $10,000 ($2,000 for a Contract funding a Qualified Plan) at the time the Owner's written request is Received by the Company. The Owner's written request to the Company must set forth the Accounts included under the option and the percent of Contract Value which should be allocated to each Account each quarter. The Company may require all Contract Value allocated to the Subaccounts to be included in the Asset Rebalancing option. The Fixed Account may be included in the Asset Rebalancing option, provided that upon an Asset Rebalancing request being Received by the Company, Contract Value may be allocated among the Fixed Account and the Subaccounts in the percentages selected by the Owner without violating the limits on Exchanges from the Fixed Account. Please see "Exchanges" on page 8.

The Company will make the first Exchange pursuant to this option on the beginning date which is: (1) the date specified by the Owner; or (2) if no date is specified by the Owner, the request is received after the date specified or the date specified is not a working day, the date the written request in proper form is Received by the Company. Subsequent Exchanges will be made on each quarterly anniversary of the beginning date. Exchanges to and from the Subaccounts are made on the basis of the Accumulation Unit Value as of the end of the Valuation Period in which they are effected. Exchanges to and from the Fixed Account are made on the basis of Fixed Account Contract Value as of the end of the Valuation Period in which they are effected. Exchanges made pursuant to this option are not included in the six Exchanges allowed per Contract Year.

The Owner may terminate the Asset Rebalancing option by written request to the Company. The option will terminate automatically: (1) on the Annuity Payout Date; (2) on receipt by the Company of Proof of Death of the Owner; and (3) in the event of an Exchange of Contract Value otherwise than pursuant to this Automatic Exchange option. If the Fixed Account is part of the option, the following transactions also will terminate the option automatically: (1) a Purchase Payment allocated to the Fixed Account; (2) any Exchange to or from the Fixed Account; and (3) any Withdrawal of Contract Value. The Owner may not have in effect at the same time the Dollar Cost Averaging and Asset Rebalancing options.

     FIRST SECURITY BENEFIT LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

            ROGER K. VIOLA                  HOWARD R. FRICKE

              Secretary                        President


______________________________
  Endorsement Effective Date
  (If Other Than Issue Date)

                                                                     55-02120-00
FSB212 (4-94)                                                          SP 02121